UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03058900

No Action
P.E. 12-12-02
1-622,7

DC

January 22, 2003

Parth S. Munshi
Finance Counsel
Legal Division
The Coca-Cola Company
P.O. Drawer 1734
Atlanta, GA 30301

Act 1934
Section 14A-8
Rule
Public Availability 1-22-2003

Re: The Coca-Cola Company
Incoming letter dated December 12, 2002

PROCESSED
MAY 15 2003
THOMSON
FINANCIAL

Dear Mr. Munshi:

This is in response to your letter dated December 12, 2002 concerning the shareholder proposal submitted to Coca-Cola by Elton W. Shepherd. We also have received a letter from the proponent dated December 15, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Elton W. Shepherd
720 Buff Drive N.E.
Atlanta, GA 30342

Rule 14a-8(i)(2)
Rule 14a-8(i)(6)
Rule 14a-8(i)(3)

December 12, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Mail Stop 4-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Coca-Cola Company/Exclusion From Proxy Materials of Certain Portions of Share Owner Proposal Submitted by Elton Shepherd

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, The Coca-Cola Company, a Delaware corporation (the "Company"), hereby notifies the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a share owner proposal submitted by Elton Shepherd (the "Proposal") from its proxy materials for its 2003 annual meeting of share owners (the "Annual Meeting"). The Company asks that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its proxy statement for the Annual Meeting for the reason set forth below. The Company intends to file its definitive proxy materials for the Annual Meeting with the Commission on March 5, 2002. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

As more fully set forth below, we believe that the Proposal may be excluded from the Company's 2003 proxy materials for the following reasons: (a) the Proposal would require the Company to breach existing contractual obligations and therefore is excludable under Rule 14a-8(i)(2); (b) the Company does not have the power to implement the Proposal and therefore is excludable under 14a-8(i)(6) and (b) the Proposal is false and misleading and therefore is excludable under Rule 14a-8(i)(3).

The Coca-Cola Company
COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P.O. DRAWER 1734
ATLANTA, GA 30301

404 676-2121
OUR REFERENCE NO.
Rule 14a-8(i)(2)
Rule 14a-8(i)(6)
Rule 14a-8(i)(3)

December 12, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Mail Stop 4-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Coca-Cola Company/Exclusion From Proxy Materials of Certain Portions of Share Owner Proposal Submitted by Elton Shepherd

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, The Coca-Cola Company, a Delaware corporation (the "Company"), hereby notifies the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a share owner proposal submitted by Elton Shepherd (the "Proposal") from its proxy materials for its 2003 annual meeting of share owners (the "Annual Meeting"). The Company asks that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its proxy statement for the Annual Meeting for the reason set forth below. The Company intends to file its definitive proxy materials for the Annual Meeting with the Commission on March 5, 2002. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

As more fully set forth below, we believe that the Proposal may be excluded from the Company's 2003 proxy materials for the following reasons: (a) the Proposal would require the Company to breach existing contractual obligations and therefore is excludable under Rule 14a-8(i)(2); (b) the Company does not have the power to implement the Proposal and therefore is

BACKGROUND

The Company received Mr. Shepherd's initial submission on October 28, 2002. A copy of Mr. Shepherd's letter is attached as Exhibit A.

THE PROPOSAL

The Proposal reads:

"Resolved That Shareowners Urge Our Board To . . .

Terminate the restricted stock program.

Return all restricted share awards to Coca-Cola.

Designate an independent, non-employee Shareowner Advisory Panel, modeled after the Policyowners Advisory Committee pioneered by Northwestern Mutual Insurance, to reform our compensation programs."

DISCUSSION

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by shareholders that meet certain eligibility requirements and comply with certain procedures governing the submission of their proposals. However, Rule 14a-8 also provides that certain types of proposals are outside the scope of the rule and therefore need not be included in the company's proxy material.

I. The Proposal Would Require the Company to Breach Existing Contractual Obligations and it is Therefore Excludable under Rule 14a-8(i)(2)

Rule 14a-8(i)(2) allows exclusion of a proposal where the implementation of the proposal would cause the company to violate any state, federal or local law to which it is subject.

The Proposal, if implemented, would require the Company to "return all restricted stock awards to Coca-Cola." The Company has issued restricted stock grants to certain individuals. Upon such grant, contractually, the grantee holds the shares, subject to the terms of the grant. These grants represent a contractual obligation of the Company to remove all restrictions attached to such shares upon satisfaction of the conditions set forth in the grant. The Proposal, if implemented, would require the Company to unilaterally modify the terms of the grant, in violation of state law and the terms of the grant. Neither the restricted stock plan, nor any of the grant agreements, grants the Company the ability to unilaterally to cause a return of the shares subject to the grant. The Staff has permitted the exclusion of proposals where effectuating such proposal would cause the company to breach existing contracts, including compensatory agreements. See, Cincinnati Bell Inc. (Feb. 8, 2000); BankAmerica Corp. (Feb 24, 1999); SBC Communications, Inc. (Jan. 11, 1999).

II. <u>The Company Does Not have the Power or Authority to Implement the Proposal and it is Therefore Excludable under Rule 14a-8(i)(6)</u>

Rule 14a-8(i)(6) allows exclusion of a proposal where the Company does not have the authority or power to implement the proposal.

The Proposal requires a return of all restricted share awards to the Company. It is not within the Company's power to effectuate a return of restricted stock that has been previously awarded. Upon the grant, contractually the grantee holds the shares, subject to the terms of the grant. The Company does not have the power to unilaterally require that such shares be returned to the Company. The Staff has permitted the exclusion of proposals if a company does not have the ability to implement such proposal. See, Sensar Corp. (May 14, 2001); Safety 1st, Inc. (Feb 2, 1998); Lorimar Telepictures Co. (July 7, 1987); Scott Paper Co. (Feb. 5, 1982).[1] The grantee is entitled to receive such shares free and clear of all restrictions if the terms of the grant are satisfied. Any unilateral action by the Company to effectuate a return of the restricted stock previously granted would result in the Company breaching its contractual obligations to the grantee. The Staff has permitted exclusion under the predecessor of Rule 14a-8(i)(6) if the proposal may require the Company to breach existing contractual obligations. See, Safety 1st, Inc. (Feb 2, 1998).

III. <u>The Proposal is False and Misleading and Therefore Excludable Under Rule 14a-8(i)(3)</u>

Rule 14a-8(i)(3) permits companies to omit a shareholder proposal and its related supporting statement if the proposal is "contrary to any of the Commission's proxy rules,

---

1 Some of the no-action letters cited in this letter were issued under a predecessor version of Rule 14a-8. Rule 14a-8 was amended in 1998, at which time the exclusion with respect to proposals the registrant did not have the power to effectuate was amended to permit exclusion of proposals that the company did not have the power or authority to carry out. See Release No. 34-40018 (May 21, 1998). This change in the language was designed to make the exclusion "clearer, without altering the meaning of the paragraph." See Release No. 34-39093 (Sept. 18, 1997).

including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." See, e.g., Honeywell International, Inc. (Oct. 16, 2001); TJX Companies, Inc. (Mar. 14, 2001); Wm. Wrigley Jr. Co. (Nov. 18, 1998). The Company believes that the following portions of the Proposal are false and misleading, and therefore intends to omit the Proposal from its proxy materials for the Annual Meeting in reliance on Rule 14a-8(i)(3).

The first paragraph of the Proposal reads as follows:

"**John Gilbert's Legacy** (emphasis in original)

This proposal is dedicated to John Gilbert, who was responsible for SEC rules regarding shareowner proposals, an effort he described as "the Magna Carta" of shareowner rights."

This statement is false and misleading within the meaning of Rule 14a-9 because it is completely unrelated to the topic of the Proposal. The Staff on numerous occasions has permitted companies to exclude portions of supporting statements that address topics irrelevant to the subject matter of the proposal. See, Freeport-McMoRan Copper & Gold Inc (Feb. 22, 1999) (permitting the omission of references to topics such as the company's compliance with the Foreign Corrupt Practices Act, failure to discuss political issues in Indonesia at an annual meeting and the use of hover-craft in the context of a proposal to declassify the company's board); Knight-Ridder, Inc. (Dec. 28,1995) (permitting omission of paragraph relating to the company's position on a strike against one of its newspapers in the context of a proposal on shareholder rights plans)[2].

The third paragraph of the Proposal provides, "Enrico donated his base salary to a PepsiCo scholarship fund." The Proposal does not provide any information as to the source of such statement to permit shareholders to determine how, if at all, such statement is relevant to the Proposal. To make such a statement of fact without any indication of the source is materially misleading in violation of Rule 14a-8(i)(3) and Rule 14a-9. Additionally, this statement is unrelated to the topic of the Proposal and is therefore false and misleading within the meaning of Rule 14a-9. See, Freeport-McMoRan Copper & Gold Inc. (Feb. 22, 1999); Knight-Ridder, Inc. (Dec. 28,1995).

---

[2] Some of the no-action letters cited in this letter were issued under a predecessor version of Rule 14a-8 in which the violation of proxy rules appeared as paragraph (c)(7). Rule 14a-8 was amended in 1998, at which time the violation of proxy rules exclusion (which was unchanged by the amendments) was redenominated as Rule 14a-8(i)(3). See Release No. 34-40018 (May 21, 1998).

Additionally, the third paragraph of the Proposal provides, "PepsiCo does not award restricted stock and caps base salaries as $1,000,000." Again, the Proposal does not provide any information as to the source of such statement. The Proposal implies that PepsiCo never pays a base salary in excess of $1,000,000. In fact, the proxy materials PepsiCo, Inc. ("Pepsi") with respect to its 2002 annual meeting of stockholders provides that Pepsi generally caps salaries at $1,000,000. The use of the word generally would indicate that Pepsi may pay base salaries in excess of $1,000,000. As a result, the foregoing statement is materially misleading in violation of Rule 14a-8(i)(3) and Rule 14a-9 because it implies that Pepsi never pays a base salary in excess of $1,000,000.

Finally, the third paragraph of the Proposal provides, "Enrico recently said 'you are likely as CEO to have more money than you can spend.'" Again, the Proposal does not provide any information as to the source of such statement to permit shareholders to determine how, if at all, such statement is relevant to the Proposal. Additionally, shareholders can not determine the context in which such statement was made. To make such a statement of fact without any indication of the source is materially misleading in violation of Rule 14a-8(i)(3) and Rule 14a-9.

The fourth paragraph of the Proposal in discussing vesting of restricted stock granted to Doug Ivester provides in relevant part, "Because our Board used a *loophole*" (emphasis added) allowing it to "amend the Plan without a vote of shareowners." This statement is false and misleading within the meaning of Rule 14a-9 because it implies that the directors acted improperly. The decision with regard to shares of restricted stock granted to Mr. Ivester was made by the Company's Board of Directors in the exercise of their business judgment and in accordance with the terms of the 1989 Restricted Stock Plan (the "Plan"), which Plan was approved by shareowners. To describe the actions of the Board of Directors as utilizing a "loophole" is materially misleading in violation of Rule 14a-8(i)(3) and Rule 14a-9. Additionally, the Note to Rule 14a-9 provides that "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" may be misleading. The Proposal also states that the actions were taken without a vote of shareowners. However, the Plan, including provisions relating to amendments thereof, was approved by shareowners at the Company's 1989 annual meeting of shareowners. Therefore, the assertion that the Plan was amended without a vote of shareowners is materially misleading in violation of Rule 14a-8(1)(3) and Rule 14a-9.

The fifth paragraph of the Proposal reads as follows:

"If The 36,000,000 Free Restricted Shares Awarded Since 1883 Were Still In Our Treasury, They Would Be Worth $1,800,000,000 Or Enough To . . . (emphasis in original)

Purchase 900,000 venders and generate $164,000,000 annually in additional operating profit.

Declare a one-time 72-cents per share dividend.

Establish an endowment and generate $90,000,000 annually for scholarships."

This paragraph is false and misleading because it does not provide any information as to how the determination was made that $1,800,000,000 would be sufficient to purchase 900,000 venders or establish an endowment that generates $90,000,000 annually. In addition no information is provided as to how the determination was made that the 900,000 venders would generate $164,000,000 in additional annual operating profit. It also unclear whether the Proposal is making the assertion that the $1,800,000,000 would be sufficient to accomplish all of the enumerated items, one of the items or a combination of them. As a result, the foregoing is false and misleading because it does not permit shareholders to verify the accuracy of the assertions. The statement is also false and misleading because it implies that if the "36,000,000 Free Restricted Shares" had not been awarded, the Company would have an such amount cash available for use in accomplishing the enumerated items. A grant of restricted stock by the Company does not impact its cash position. To make statements of alleged facts without any information to permit shareholders to verify the accuracy and context of the alleged facts is materially misleading in violation of Rule 14a-8(i)(3) and Rule 14a-9.

The eighth and ninth paragraphs of the Proposal address growth in the Company's pension assets and the audit of the Company's financial statements by Ernst & Young, respectively. Neither topic is related to the topic of the Proposal and therefore false and misleading within the meaning of Rule 14a-9. As stated above, the Staff on numerous occasions has permitted companies to exclude portions of supporting statements that address topics irrelevant to the subject matter of the proposal. See Freeport-McMoRan Copper & Gold Inc (Feb. 22, 1999); Knight-Ridder, Inc. (Dec. 28,1995).

Additionally, in the eighth paragraph, the Proposal provides a quote by Warren Buffet from a New York Times editorial. However, insufficient information is given to permit a shareholder to locate such editorial and evaluate how, if at all, such quote is relevant to the Proposal and in what context such quote was made. As a result, the quote is materially misleading in violation of Rule 14a-8(i)(3) and Rule 14a-9.

The Staff has indicated that if a proposal and the supporting statement would require extensive revisions to comply with the proxy rules, it may be appropriate to grant relief without providing the proponent with an opportunity to revise. See Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). The Company believes that such relief is appropriate under these circumstances.

The Staff has indicated that if a proposal and the supporting statement would require extensive revisions to comply with the proxy rules, it may be appropriate to grant relief without providing the proponent with an opportunity to revise. See Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). The Company believes that such relief is appropriate under these circumstances.

CONCLUSION

For the foregoing reason, the Company has determined to exclude the Proposal from the Company's proxy materials for the Annual Meeting.

If you have any questions regarding this matter or require additional information, please feel free to call the undersigned at (404) 676-2671.

Very truly yours,

Parth S. Munshi
Finance Counsel

cc: Elton Shepherd

Enclosures: 6 copies of this letter, including exhibits

EXHIBIT A

October 25, 2002

Received by
Shareholder Affairs

OCT 2 8 REC'D

The Coca-Cola Company

Mark Preisinger
Director, Shareowner Affairs
Coca-Cola Company
1 Coca-Cola Plaza
Atlanta, Georgia 30313

Reference: Shareowner Proposal Of Elton W. Shepherd To Coca-Cola Dated October 24, 2002

Dear Mark:

Thank you for your letter dated October 4, 2002 concerning my questions about Coca-Cola accounting policies.

As you will recall, I withdrew a shareowner proposal last year in the hope that CEO Daft and our Compensation Committee would act on my concerns regarding excessive executive pay, particularly the extravagant use of restricted stock. As I have seen no evidence that my concerns have been addressed, attached please find a shareowner proposal that I wish to include in Coca-Cola's 2003 proxy.

Also attached is correspondence from Solomon-Smith-Barney, confirming their status as record holder of my 27,172 shares of Coca-Cola. This confirms that I am eligible to submit a shareowner proposal because I have continuously beneficially held from October 24, 2001 to October 24, 2002 at least $2,000 in market value of the Coca-Cola stock entitled to be voted on my shareowner proposal at the annual meeting. Further, I confirm that I intend to hold my Coca-Cola stock through the date of the annual shareowners meeting.

I have sent one copy of this complete correspondence via certified mail and another via Fed-Ex to assure timely receipt by Coca-Cola.

Many thanks also to you and your staff who have been consistently helpful and cordial in addressing my concerns and in guiding me through the SEC shareowner proposal process. I wish you the best in all endeavors.

Yours For Coca-Cola,

Elton W. Shepherd
720 Buff Drive N. E.
Atlanta, Georgia 30342

2003 Coca-Cola Shareowner Proposal - Submitted October 24, 2002

John Gilbert's Legacy

This proposal is dedicated to John Gilbert, who was responsible for SEC rules regarding shareowner proposals, an effort he described as "the Magna Carta" of shareowner rights.

1

PepsiCo Returns Are Superior

	$1,000 Investment - Stock Price Appreciation Plus Dividends		
	12/31/96	12/31/01	Return
Coca-Cola	$1,000	$ 950	- 5%
PepsiCo	$1,000	$1,930	+ 93%

But . . . During Daft's First Two Years As CEO, His Compensation Was $77,742,000 More Than PepsiCo's Enrico

	2000/2001 Compensation			
CEO	Base	Bonus	***Restricted Stock***	Total
Daft	$2,768,750	$6,500,000	$76,973,750	$86,242,500
Enrico	$ 2	$8,500,000	0	$ 8,500,002

Enrico donated his base salary to a PepsiCo scholarship fund.

PepsiCo does not award restricted stock and caps base salaries at $1,000,000.

Enrico recently said "you are likely as CEO to have more money than you can spend."

Restricted Stock Is Free

Daft was awarded 1,500,000 ***free*** restricted shares, which generate $23,100 in dividends ***each week***, and will be voted against my proposal.

For Years Coca-Cola Claimed That Restrictions On Free Restricted Stock Lapse 1) On A Date At Least Five Years After The Award, And 2) Upon Retirement At Age 62 Or Thereafter

Although ex-CEO Ivester did not meet these two requirements, he received $98,000,000 in ***free*** restricted stock upon retirement.

Why? . . . Because our Board used a loophole allowing it to "amend the Plan without a vote of shareowners."

If The 36,000,000 Free Restricted Shares Awarded Since 1983 Were Still In Our Treasury, They Would Be Worth $1,800,000,000 Or Enough To . . .

Purchase 900,000 venders and generate $164,000,000 annually in additional operating profit.

Declare a one-time 72-cents per share dividend.

Establish an endowment and generate $90,000,000 annually for scholarships.

Fed Chairman Greenspan Describes Some Executive Compensation Plans As "Infectious Greed"

I believe "infectious greed" describes our restricted stock program;

that 2002 marked a fifth consecutive year of unexceptional performance;

and, that this tragedy is manifest most obviously in the dramatic collapse of our stock, which peaked at $89 in 1998.

From 1997-2001, Coca-Cola Added $576,000,000 To Income By Assuming Pension Plan Assets Were Increasing +8.5% Annually. In Fact, Assets Grew +3.0% Annually.

Assets 1/1/97		$926,281,000
Minus:	Pension Expenses	267,450,000
	Administrative Expenses	32,016,000
Plus:	Investment Gains	335,108,000
	Coca-Cola Cash Contributions	114,008,000
Assets 12/31/01		$1,075,931,000

Excluding Coca-Cola's cash contributions, assets grew just $35,642,000 or +0.8% annually.

In a recent New York Times editorial regarding pension plan accounting assumptions, Director Buffet wrote "though legal, flagrant deceptions have occurred."

Ernst & Young Audits Coca-Cola's Financial Statements

However, E&Y paid $369,000,000 in 1999 to settle charges regarding its audits of the Cendant and Informix corporations.

Moreover, E&Y sold one tax-shelter that independent experts believe "hid transactions from the IRS." The IRS has declared this tax-shelter illegal and is seeking financial penalties from E&Y.

Resolved That Shareowners Urge Our Board To . . .

Terminate the restricted stock program.

Return all restricted share awards to Coca-Cola.

Designate an independent, non-employee Shareowner Advisory Panel, modeled after the Policyowners Advisory Committee pioneered by Northwestern Mutual Insurance, to reform our compensation programs.

December 15, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549

RECEIVED
2002 DEC 18 PM 4:33
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Reference: Shareowner Proposal of Elton W. Shepherd To The Coca-Cola Company Submitted October 24, 2002

Ladies and Gentlemen:

Coca-Cola has notified me that they wish to exclude my shareowner proposal from its 2003 proxy. With the hope that you will direct Coca-Cola to include my complete proposal, I offer the following comments and response to Mr. Munshi, Coca-Cola's attorney.

Background:

Subsequent to significant interaction with the Coca-Cola Shareowner Affairs Department, I withdrew a shareowner proposal in October 2001 in the hope that Coca-Cola's CEO and Compensation Committee would act on my concerns regarding excessive executive pay, particularly the extravagant use of restricted stock. Shortly thereafter, the Compensation Committed approved a 2001 pay package for CEO Daft in excess of $200-million, including grants of free restricted stock worth $48-million and stock options with a potential value of $153-million. As this was a clear indication that Coca-Cola did not intend to address my concerns, I resubmitted my proposal on October 24, 2002.

Source Materials:

My shareowner proposal includes factual information drawn from the New York Times, USA Today and the Atlanta Journal-Constitution; Coca-Cola and PepsiCo proxy materials; and, correspondence with the Coca-Cola Company. Because proposals are limited to 500 words, I was unable to cite these sources in my proposal. With regard to assumptions used in certain calculations, I will detail them for your review below.

Mr. Munshi's Comment Regarding Coca-Cola's Power To Implement My Proposal:

Mr. Munshi states that my proposal would require Coca-Cola to "breach existing contractual obligations" and that Coca-Cola "lacks the authority to implement" my proposal. However, Section 11 of Coca-Cola's 1989 Restricted Stock Award Plan states in part:

"the Board or the Committee ***may terminate the Plan, in whole or in part, may suspend the Plan, in whole or in part from time to time, and may amend the Plan from time to time,*** including the adoption of amendments deemed necessary or desirable to qualify the Awards under the laws of various states (including tax laws) and under rules and regulations promulgated by the SEC with respect to employees who are subject to the provisions of Section 16 of the Exchange Act, or to correct any defect or supply an omission or reconcile any inconsistency in the Plan or in any Award granted thereunder, ***without the approval of the stock holders of the Company;*** provided, however, that no action shall be taken without the approval of the stock holders of the Company which may increase the number of shares of Stock available for Awards or withdraw administration from the Committee, or permit any person while a member of the Committee to be eligible to receive an Award. Without limiting the foregoing, the Board may make amendments applicable or inapplicable only to participants who are subject to Section 16 of the Exchange Act. No amendment or termination or modification of the Plan shall in any manner affect Awards therefore granted without the consent of the employee ***unless the Committee has made a determination that an amendment or modification is in the best interest of all persons to whom Awards have theretofore been granted."***

My understanding is that even though ex-CEO Ivester did not meet two specific Restricted Stock Plan requirements at his retirement, Section 11 was invoked to release 2,000,000 formerly restricted shares to him, without a vote of approval by shareowners. Thus, it is clear to me that the Board also has the power to terminate the Plan as I have suggested and as the language of Section 11 allows.

Mr. Munshi's Assertion That My Proposal Is False And Misleading:

Mr. Munshi objects to my reference to John Gilbert as "completely unrelated" to my proposal.

John Gilbert's crusade to open up the shareowner process to small investors like me was a seminal moment in the evolution of corporate governance. Moreover, given the degree of corporate malfeasance in the past year, my reference to him was intended to encourage others to learn more about his great work and to become actively involved, as appropriate, in the SEC shareowner process. Thus, I believe my statement is relevant. Frankly, I wish I could have included more about this very fine man in my proposal. I rest my case in the hope that you will allow my comments to stand.

Mr. Munshi objects to my statement "Enrico donated his base salary to a PepsiCo scholarship fund" citing my lack of a source.

The source is PepsiCo's proxy and its relevance to my proposal, which concerns excessive executive pay, is intuitively obvious.

Mr. Munshi objects to my statement "PepsiCo does not award restricted stock and caps base salaries at $1,000,000" citing my lack of a source and my failure to use the word "generally" when referring to the $1,000,000 cap on base salaries.

Again my sources are several PepsiCo proxy statements, all of which indicate that no senior executive received a base salary in excess of $1,000,000 in recent years.

Mr. Munshi objects to my statement "Enrico recently said 'you are likely as CEO to have more money than you can spend' " citing my lack of a source and questioning my statement's relevancy.

My source is a comprehensive New York Times article which examined the issue of excessive executive pay and contained a number of quotes from CEO's and other prominent individuals. Frankly, I wanted to include other quotes from this article, but again, I was constrained by the 500 word limit. The relevancy to my proposal is again, with all due respect to Mr. Munshi, intuitively obvious.

Mr. Munshi objects to my statement that "our Board used a loophole allowing it to amend the Restricted Stock Plan without a vote of shareowners" when it released 2,000,000 formerly restricted shares to ex-CEO Ivester upon his retirement.

I referred to the specific language of the Plan above. Let me add that when shareowners were asked to approve the 1989 Restricted Stock Program, I believe Coca-Cola described the Plan in its proxy in summary form only. Even if the full text was provided in the 1989 proxy, I was shocked to learn that Section 11 of the Plan was invoked to affect an early release of 2,000,000 formerly restricted shares to ex-CEO Ivester. Section 11 essentially allows the Board to act at its own discretion without a shareowner vote and my guess is that very few shareowners are aware of this situation. Accordingly, I believe common sense and fair play justify my use of the term "loophole" which Webster's dictionary defines as ***"a means of escape esp: an ambiguity or omission in the text through which the intent of a statute may be evaded".*** I believe loophole applies in this instance as Coca-Cola did not make it crystal clear that after 1989, the Board could amend the Plan without a subsequent vote of shareowners. Moreover, in my opinion, the grant to Mr. Ivester indisputably "evaded the intent" of Plan restrictions approved by shareowners in 1989.

Mr. Munshi objects to my statement "if the 36,000,000 free restricted shares awarded since 1983 were still in our Treasury, they would be worth $1,800,000,000 or enough to etc", citing my failure to provide the assumptions used in my calculations.

My assumptions were as follows . . . 1) 36,000,000 shares times $50 share price equals $1,800,000,000 (obviously the share price changes daily, but the stock has traded in the range of $45 - $55 during the past twelve months); 2) $1,800,000,000 divided by the $2,000 cost of a typical vending machine equals 900,000 venders; 3) 900,000 venders times 2 cases sold per day times 365 days per year times 25 cents operating profit per case sold equals $164,000,000 in additional operating profit; 4) $1,800,000,000 divided by 2,500,000,000 Coca-Cola shares outstanding equals a one-time dividend of 72 cents; 5) a $1,800,000,000 endowment times a 5% annual return equals $90,000,000 available for scholarships. Again, the 500 word limit did not allow me to include these assumptions in my proposal. Additionally, Mr. Munshi asserts that even if the 36,000,000 shares had not been awarded, Coca-Cola might not have $1,800,000,000 in cash available to be used as I suggested. I beg to differ. Stock is a liquid asset with a monetary value. By definition, if Coca-Cola had retained 36,000,000 shares in its Treasury, this stock would have a current value of $1,800,000,000.

Mr. Munshi objects to paragraphs 8 and 9 of my proposal regarding pension plan assets and Ernst & Young, again asserting that these statements are not relevant to my proposal.

My understanding is that one of the restrictions attached to the recent award of restricted stock to CEO Daft is that Coca-Cola attain certain earnings targets. Because Coca-Cola's net income is directly impacted by pension plan accounting assumptions, again with all due respect to Mr. Munshi, the relevancy of pension plan accounting assumptions to excessive executive pay in my proposal is intuitively obvious. If not relevant, why did Director Buffet state in a New York Times editorial regarding the integrity of reported corporate profits that "while legal, flagrant deceptions have occurred" in pension plan accounting assumptions. With regard to Mr. Munshi's concern about where a shareowner would find a complete text of Mr. Buffet's editorial, it can be found at the Times website.

Further, with all due respect to the probity of Ernst & Young, I was shocked to learn of their recent behavior. Thus, because E&Y plays a key role in reviewing pension plan accounting assumptions, which have a direct impact on Coca-Cola's reported net income, which by extension has a direct impact on the value of CEO Daft's restricted stock award, this information is of paramount importance to shareowners and was thus included in my proposal.

Closing Statement:

I have worked diligently with Coca-Cola for over a year encouraging them to address my concerns. Please know that I have even offered to formally withdraw my proposal again should Coca-Cola implement my proposal prior to the meeting. I urge them to do so and remain hopeful.

I am not a lawyer or an accountant but have done my dead-level best to present a factual, easy to comprehend proposal for consideration by my fellow shareowners. Having been unable to personally get Coca-Cola to embrace sensible changes in its corporate pay polices, my intent now is to submit my concerns to a wider audience in the hope that a meaningful dialogue will ensue among all Coca-Cola stakeholders. Coca-Cola has nothing to fear as my proposal has already been implemented by some corporations, including Northwestern Mutual Insurance Company.

I am working alone and thus very tired at this point. Yet, I recognize the enormous responsibility and limited resources inherent at the SEC. Thus, at the end of the day, your task is much harder than mine. Good luck and thanks in advance for your careful consideration of my point of view. Merry Xmas!

Yours for the SEC,

Elton W. Shepherd
720 Buff Drive N. E.
Atlanta, Georgia 30342
404-365-8876

cc

Parth S. Munshi, finance counsel, Coca-Cola Company

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 22, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Coca-Cola Company
Incoming letter dated December 12, 2002

The proposal urges the board to terminate the restricted stock program, return all restricted share awards to Coca-Cola and designate an independent, non-employee Shareowner Advisory Panel to reform compensation programs.

We are unable to conclude that Coca-Cola has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that Coca-Cola may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that Coca-Cola may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the subheading and sentence that begins "John Gilbert's Legacy . . ." and ends ". . . 'the Magna Carta' of shareowner rights";
- either provide a citation to a specific source for the sentence "Enrico donated his base salary to a PepsiCo scholarship fund" or revise the chart to reflect Enrico's entire base salary;
- provide a citation to a specific source for the sentence that begins "PepsiCo does not award . . ." and ends ". . . salaries at $1,000,000";
- provide a citation to a specific source for the sentence that begins "Enrico recently said . . ." and ends ". . . more money than you can spend";
- delete the sentence that begins "Why? . . ." and ends ". . . without a vote of shareowners'";
- delete the subheading and sentences that begin "If The 36,000,000 Free Restricted Shares Awarded . . ." and end ". . . $90,000,000 annually for scholarships";
- delete the subheading and sentences that begin "From 1997-2001, Coca-Cola Added $576,000,000 . . ." and end ". . . flagrant deceptions have occurred'"; and

- delete the subheading and sentences that begin "Ernst & Young Audits Coca-Cola's Financial Statements . . ." and end ". . . financial penalties from E&Y."

Accordingly, unless the proponent provides Coca-Cola with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Coca-Cola omits only those portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Gail A. Pierce
Attorney-Advisor